UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Apple Inc.

(Exact name of the registrant as specified in its charter)

California	001-36743	94-2404110

(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

One Apple Park Way

Cupertino, California 95014

(Address of principal executive offices) (Zip Code)

Jennifer Newstead
Senior Vice President,
General Counsel and Secretary
(408) 996-1010

(Name and telephone number, including area code, of the
person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended .

Section 1 – Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

This Specialized Disclosure Report on Form SD (the “Form SD”) has been prepared pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1 to December 31, 2025. Neither the information contained on the websites referenced in this report nor the websites themselves form a part of, nor are incorporated by reference into, this filing. Information presented in this report is based on calendar years.

In filing this Form SD, Apple Inc. (“Apple”, “we”, “us”, or “our”) is relying on the “Updated Statement on the Effect of the Court of Appeals Decision on the Conflict Minerals Rule” issued on April 7, 2017, by the Division of Corporation Finance of the Securities and Exchange Commission (the “2017 SEC Statement”). As permitted by the 2017 SEC Statement, Apple is providing disclosure in this Form SD responsive to Item 1.01 of Form SD but is not filing a Conflict Minerals Report or providing other disclosures under the provisions of paragraph (c) of Item 1.01 of Form SD.

Overview

Apple designs, manufactures and markets smartphones, personal computers, tablets, wearables and accessories, and sells a variety of related services.

Due Diligence

Although Apple does not directly purchase, procure, or source primary minerals from mine sites, our responsible minerals sourcing program includes requirements that apply to all levels of Apple’s supply chain. We are committed to meeting and exceeding the expectations for responsible sourcing of primary minerals and recycled materials outlined in the Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (2016) and related Supplements (“OECD Due Diligence Guidance”) and the United Nations Guiding Principles on Business and Human Rights (“UN Guiding Principles”). Apple is also committed to sourcing, using, and recycling the materials that we rely on in a way that meets our high standards for labor, human rights, and environmental stewardship. We aim to one day make our products and packaging solely from responsibly sourced recycled or renewable materials — while maintaining our same rigorous standards of quality and durability for our products. For more detail on Apple’s progress visit: apple.com/environment.

One hundred percent of smelters and refiners of tin, tantalum, tungsten, and gold (“3TG”) that are identified in Apple’s supply chain are required to participate in an independent third-party audit annually. If smelters/refiners are unable or unwilling to meet our standards, we take necessary actions, through our suppliers, to terminate the applicable business relationships.

Based on our due diligence, including analyzing the information provided by third-party audit programs, upstream traceability programs, independent reporting, and our suppliers, we found no reasonable basis for concluding that any smelters or refiners of 3TG identified in our supply chain as of December 31, 2025 directly or indirectly financed or benefited armed groups in the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”). More information on Apple’s Responsible Minerals Sourcing program is available at apple.com/supply-chain/.

Reasonable Country of Origin Inquiry

For the reporting period January 1, 2025 to December 31, 2025, Apple conducted a reasonable country of origin inquiry, requiring that all suppliers that utilize 3TG in the manufacturing of products, including the following Apple product categories:  iPhone, Mac, iPad, AirPods, Apple TV, Apple Watch, Apple Vision Pro, Beats products, HomePod, HomePod mini, Apple Card, and all Apple accessories, submit to Apple an industry-standard Conflict Minerals Reporting Template (“CMRT”). Apple collected and processed data provided by suppliers through their completion of the CMRT to map our supply chain to the smelter and refiner level and, to the extent available, to the mining level. In addition to the CMRT, Apple conducts its reasonable country of origin inquiry using sources such as third-party audit information received through the Responsible Minerals Initiative’s Responsible Minerals Assurance Process and the London Bullion Market Association, as well as additional information collected by Apple using other sources such as the U.S. Geological Survey, a survey of smelters and refiners, and third-party reviews of publicly available information.

As smelters and refiners report their country of origin information at an aggregate level for all 3TG material processed by them on behalf of all of their customers, and not specifically for 3TG material used or processed for Apple’s supply chain, Apple cannot always determine the countries of origin of the 3TG actually contained in our specific parts and products. Based on the information provided for the reporting period by our suppliers, smelters, and refiners, as well as from third-party audit programs, Apple believes that 3TG contained in our products may have originated from the Covered Countries. Aligned with our aim to one day make our products and packaging solely from responsibly sourced recycled or renewable materials, 3TG contained in our products also originated from recycled and scrap sources.

This report contains forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, that involve risks, uncertainties, and other important factors. Forward-looking statements provide current expectations of future events based on certain assumptions and include statements about our plans to use recycled or renewable materials for our products and packaging, the timing thereof, and any statement that does not directly relate to any historical or current fact. Forward-looking statements can be identified by words such as “future,” “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” “predicts,” “will,” “would,” “could,” “can,” “may,” and similar terms. Forward-looking statements are not guarantees of future performance and our actual results may differ materially from the results expressed or implied in the forward-looking statements. Factors that might cause such differences include, but are not limited to, effects of global or regional economic conditions, any failure to meet stated targets, goals, and commitments, and execute our strategies in the time frame expected or at all. More information on risks, uncertainties, and other important factors that could affect our business and performance is included in our filings with the U.S. Securities and Exchange Commission, including in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of the company’s most recently filed periodic reports on Form 10-K and Form 10-Q and subsequent filings.

Item 1.02	Exhibit

Pursuant to the 2017 SEC Statement, no exhibit is filed as part of this report.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01	Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 – Exhibits

Item 3.01	Exhibits

Pursuant to the 2017 SEC Statement, no exhibit is filed as part of this report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Apple Inc.

By:	/s/ Jennifer Newstead	Date: May 28, 2026

Jennifer Newstead

Senior Vice President,

General Counsel and Secretary